FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑            Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 12 May 2008	By
		Name:	S Arsenić
		Title:	Assistant Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 30 April 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (01 April 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 April 2008)

Announcement Mr Walsh informs the company of his beneficial interests. (02 April 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (16 April 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 April 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (17 April 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (02 April 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 April 2008)

Announcement Company announces final terms of bond issue by Diageo Capital B.V. (03 April 2008)	Announcement Messrs Menezes, Proctor and Williams inform the Company of their beneficial interests. (18 April 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (03 April 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (18 April 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (04 April 2008)	Announcement Company reopens fixed rate Euro denominated bond through Diageo Capital B.V. (21 April 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (09 April 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (21 April 2008)

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 April 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (22 April 2008)

Announcement Mr Malcolm informs the Company of his beneficial interests. (09 April 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 April 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (09 April 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (23 April 2008)

Announcement
 Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 April 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (24 April 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (10 April 2008)	Announcement Company announces final terms of bond issue by Diageo Capital B.V. (25 April 2008)

Announcement Lord Blyth, Messrs Rose and Williams inform the company of their beneficial interests. (11 April 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (25 April 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (11 April 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 April 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (14 April 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 April 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (15 April 2008)	Announcement Company announces total voting rights. (30 April 2008)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:30 01-Apr-08
Number	3670R
Diageo plc
01 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 1042.9516 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:33 02-Apr-08
Number	PRNUK-0204
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 1 April 2008, that Mr PS Walsh, a director, had exercised options on 1 April 2008 over 100,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 12 September 2001 at a price per share of £6.87 under the Company’s Senior Executive Share Option Plan. Mr Walsh subsequently sold 95,000 Ordinary Shares, on 1 April 2008, at a price per share of £10.50.
Mr Walsh retains beneficial ownership of the balance of 5,000 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares

(excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 678,278.
2 April 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:43 02-Apr-08
Number	PRNUK-0204

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 4,951 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,326,989 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,564,234,698.
2 April 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:06 02-Apr-08
Number	4904R
Diageo plc
02 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1053.83 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Final Terms
Released	13:48 03-Apr-08
Number	5512R
 RNS Number: 5512R
Diageo PLC
03 April 2008
Diageo PLC
Publication of Final Terms
Final Terms in relation to the issue today by Diageo Capital B.V. of €850,000,000 5.50 per cent. Debt Instruments due 2013. The Prospectus relating to the US$5,000,000,000 Debt Issuance Programme of Diageo Capital B.V., and guaranteed by Diageo plc, was published on 27 September 2007 (Regulatory Announcement number 6483E), and was supplemented by a Supplemental Prospectus published on 10 March 2008 (Regulatory Announcement number 7685P).
The following document constitutes the Final Terms of the Debt Instruments described therein and must be read in conjunction with the Prospectus (as supplemented).
To view the Final Terms in full, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/5512r-2008 -4-3.pdf
For further information, please contact:

Sarah Paul investor.rel@diageo.com Investor Relations	+44 (0) 20 7927 4326
Isabelle Thomas media@diageo.com Media Relations	+44 (0) 20 7927 5967
Disclaimer
The Prospectus, as so supplemented, and the Final Terms are not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.
The Debt Instruments issued hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.
Please note, the information contained in the Prospectus (as supplemented) and the Final Terms may be addressed to and/ or targeted at persons who are residents of particular countries or to particular persons within those countries only (in each case as specified in the Prospectus) and is not intended for use and should not be relied upon by any person outside these countries and/ or to whom the offer contained in the Prospectus, as so supplemented, and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus, as so supplemented, and the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:09 03-Apr-08
Number	5946R
Diageo plc
03 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 310,000 ordinary shares at a price of 1054.97 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:08 04-Apr-08
Number	7113R
Diageo plc
04 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 320,000 ordinary shares at a price of 1064.56 pence per share.
END

Go to market news section

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 09-Apr-08
Number	9339R
Diageo plc
08 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 200,000 ordinary shares at a price of 1070.66 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:10 09-Apr-08
Number	PRNUK-0904

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,839 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,323,150 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,563,008,537.
9 April 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:13 09-Apr-08
Number	PRNUK-0904

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that Mr Rob Malcolm, a Person Discharging Managerial Responsibility, today notified the Company that on 8 April 2008, he sold 6,402 American Depository Shares in the Company (‘ADSs’)* at a price per ADS of $84.51.
As a result of the above transaction, Mr Malcolm’s interest in the Company’s ADSs (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 20,001.
(*1 ADS is the equivalent of 4 Ordinary Shares)
9 April 2008

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:51 09-Apr-08
Number	0278S
Diageo plc
09 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1065.42 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:15 10-Apr-08
Number	PRNUK-1004

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:
     1. it received notification on 10 April 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 April 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 April 2008 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.68.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	398,642

P S Walsh	678,296

Name of PDMR	Number of Ordinary Shares

S Fletcher	135,447

J Grover	182,699

A Morgan	150,792

G Williams	226,580 (of which 5,760 are held in the form of ADS*)
2. it received notification on 10 April 2008 from Lord Blyth, a director of the Company, that he has purchased 978 Ordinary Shares on 10 April 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.68.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 157,173.

3. it received notification on 10 April 2008 from Todd Stitzer, a director of the Company, that he has purchased 93 Ordinary Shares on 10 April 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.68.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 5,158.
10 April 2008

*	1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:06 10-Apr-08
Number	1280S
Diageo plc
10 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 416,000 ordinary shares at a price of 1068.73 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:18 11-Apr-08
Number	PRNUK-1104

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification today that the following directors and Person Discharging Managerial Responsibilities (‘PDMR’), as participants in the Diageo Dividend Reinvestment Plan (the ‘Plan’) had received ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of the interim dividend paid on 7 April 2008 as follows:

Name of Director	Number of Ordinary Shares

Lord Blyth	1,899

NC Rose	4,837

Name of PDMR

G Williams*	25
The Ordinary Shares were purchased on 7 and 8 April 2008 (with a settlement date of 11 April 2008) at an average price of £10.711.
As a result of the above transaction, these directors’ and PDMR’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Lord Blyth	159,072

NC Rose	403,479

Name of PDMR

G Williams	226,605 (of which 5,760 are held in the form of ADS**)

*	In respect of shares held by his son David Rhys Williams.
11 April 2008

**	1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:25 11-Apr-08
Number	2223S
Diageo plc
11 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 1058.44 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:40 14-Apr-08
Number	3165S
Diageo plc
14 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 445,000 ordinary shares at a price of 1058.30 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:42 15-Apr-08
Number	4236S
Diageo plc
15 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1059.40 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:30 16-Apr-08
Number	PRNUK-1604

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,781 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,321,369 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,560,849,318.
16 April 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:07 16-Apr-08
Number	5174S
Diageo plc
16 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 1042.74 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:55 17-Apr-08
Number	6119S
Diageo plc
17 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 1046.17 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:14 18-Apr-08
Number	PRNUK-1804

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,726 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,318,643 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,560,152,044.
18 April 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:37 18-Apr-08
Number	PRNUK-1804

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 18 April 2008 that the following Persons Discharging Managerial Responsibilities (‘PDMR’), as participants in the dividend reinvestment programme connected with the Company’s US Employee Stock Purchase Plan (also known as the US Sharevalue Plan) (the ‘Plan’), received American Depository Shares (‘ADS’) in respect of the Company’s interim dividend paid on 11 April 2008, as follows:

Name of PDMR	Number of ADSs

I Menezes	47

T Proctor	29

G Williams	13
The ADSs were purchased on 11 April 2008 at a price of $84.35 per ADS.
As a result of the above transactions, the interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

I Menezes	294,878*

G Williams	228,657**

Number of ADSs

T Proctor	33,650

*	Of which 201,880 are held in the form of ADSs.

**	Of which 5,812 are held in the form of ADSs and which includes shares owned by a connected person now sharing the same household.
(1 ADS is the equivalent of 4 Ordinary Shares.)
18 April 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:42 18-Apr-08
Number	7081S
Diageo plc
18 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1042.57 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Issue of Debt
Released	07:01 21-Apr-08
Number	7147S
Diageo reopens fixed rate Euro denominated bond
Diageo plc
Diageo, the world’s leading premium drinks company, today reopened its €850 million, fixed rate 5 year Euro denominated bond due on 1st July 2013 with a coupon of 5.50%. The bond was originally issued on 3rd April 2008 under Diageo’s European

Debt Issuance Programme, by Diageo Capital B.V., with payment of principal and interest fully guaranteed by Diageo plc.
Today Diageo launched and priced an additional €300 million with the same terms (other than price to public and issue date), which will be consolidated and form a single series with the original €850 million bond. Lehman Brothers, Merrill Lynch and the Royal Bank of Scotland were joint book-running managers. The aggregate principal amount outstanding following the reopening is €1,150 million. Proceeds from this issuance will be used for general corporate purposes that may include funding for recent M&A activity.
This press release is for information purposes only and does not constitute a prospectus or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the “Securities”) or the transaction (the “Transaction”) and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. Neither this press release nor any other documentation or information (or any part thereof) delivered or supplied under or in relation to the Transaction or the Securities shall be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This press release does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.
Any investor who subsequently acquires the Securities must rely solely on the final prospectus to be published by the Company in connection with the Transaction, on the basis of which alone purchases of or subscription for the Securities may be made.
The securities have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.
This document is for distribution in the European Economic Area only to persons who meet the criteria of qualified investors within the meaning of the Prospectus Directive (2003/71/EC).
-ends-

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:04 21-Apr-08
Number	8088S

Diageo plc
21 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1034.66 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:55 22-Apr-08
Number	8976S
Diageo plc
22 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1034.90 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:17 23-Apr-08
Number	PRNUK-2304

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury

5,276 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,313,367 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,558,957,320.
23 April 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:09 23-Apr-08
Number	9956S
Diageo plc
23 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 1027.43 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:48 24-Apr-08
Number	0963T
Diageo plc
24 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 1022.98 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Final Terms
Released	13:04 25-Apr-08
Number	1525T

RNS Number:1525T
Diageo PLC
25 April 2008
Diageo PLC
Publication of Final Terms
Final Terms in relation to the issue today by Diageo Capital B.V. of €300,000,000
5.50 per cent. Fixed Rate Debt Instruments due 2013 (to be consolidated and form a single series with €850,000,000 5.50 per cent. Fixed Rate Debt Instruments due 2013 issued by Diageo Capital B.V. on 3 April 2008). The Prospectus relating to the US$5,000,000,000 Debt Issuance Programme of Diageo Capital B.V., and guaranteed by Diageo plc, was published on 27 September 2007 (Regulatory Announcement number 6483E), and was supplemented by a Supplemental Prospectus published on 10 March 2008 (Regulatory Announcement number 7685P).
The following document constitutes the Final Terms of the Debt Instruments described therein and must be read in conjunction with the Prospectus (as supplemented).
To view the Final Terms in full, please paste the following URL into the address bar of your browser.
www.rns-pdf.londonstockexchange.com/rns/1525t-2008-4-25.pdf
For further information, please contact:

Catherine James	+44 (0) 20 7927 5272
investor.rel@diageo.com
Investor Relations

Isabelle Thomas	+44 (0) 20 7927 5967
media@diageo.com
Media Relations
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The Debt Instruments issued hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.
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Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:56 25-Apr-08
Number	1910T
Diageo plc
25 April 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1029.5781 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:06 28-Apr-08
Number	PRNUK-2804

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 205 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,313,162 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,557,774,891.
28 April 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:46 30-Apr-08
Number	PRNUK-3004

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares

Diageo plc (the ‘Company’) announces that today, it released from treasury 1,495 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,311,667 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,557,776,386.
30 April 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:49 30-Apr-08
Number	PRNUK-3004

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,836,088,053 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 278,311,667 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,557,776,386 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.

30 April 2008
END